Mail Stop 6010

June 6, 2007

Mr. Gerald S. Blaskie
Chief Financial Officer
Superconductive Components, Inc.
2839 Charter Street
Columbus, Ohio 43228

>   **Re: Superconductive Components, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
>   **File No. 000-31641**

Dear Mr. Blaskie:

    We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Item 6. Management's Discussion and Analysis or Plan of Operations, page 12

1.   We note that you discuss net income to common shareholders excluding non-cash compensation expense for fiscal year 2006. Please note that this is a non-GAAP measure and non-GAAP performance measures should not eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please revise your future filings to remove this non-GAAP measure. Alternatively, please tell us and revise future filings to disclose the required disclosures outlined in Item 10(e) of Regulation S-K and how you are in compliance with Item 10(e)(1)(ii)(B) of Regulation S-K.

2.   We note that you present EBITDA for fiscal year 2006 and 2005. We note similar disclosures contained within your March 31, 2007 Form 10-QSB. In future filings, when presenting similar non-GAAP measures, please provide all the disclosures required by Item 10(e) of Regulation S-K and comply fully with the guidance provided in the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Otherwise, revise future filings to only present your GAAP results.

Item 8A. Controls and Procedures, page 16

3.   We note your disclosure that your chief executive officer and chief financial officer, "concluded [your] disclosure controls and procedures are effective as of the end of the period covered by this report in ensuring that information required to be disclosed in the reports that [you] file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time period specified by the Securities and Exchange Commission's rules and forms." We note similar disclosures contained in your March 31, 2007 Form 10-QSB. Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Consolidated Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-8

-O. Revenue Recognition, page F-12

4.   We note your disclosures related to rework costs. Please tell us and revise your future
        filings to clarify what you mean by rework costs for returns and the nature of your
        arrangements with customers associated with these rework costs. Within your
        discussion, please address in detail how you are accounting for these costs and how your
        current accounting complies with SAB Topic 13 and SFAS 48.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comment and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief